

September 15, 2011

Via E-Mail
Ms. Zong Yun Zhou
Chief Financial Officer
SORL Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

> **Re: SORL Auto Parts, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 29, 2011**
> **Form 10-Q for the quarter ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-11991**

Dear Ms. Zhou:

We have reviewed your response letter dated September 1, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Note 2. Summary of Significant Accounting Policies
J. Land Use Rights, page 45

1. We note from your response to our prior comment four that pending resolution of the issue related to the tax on the land use rights, you have deferred accrual or payment of the tax. Please tell us and disclose in future filings the potential amount of tax that could be owed to the government. Also, please explain to us why it appears you have not accounted for this potential liability in your financial statements.

Form 10-Q for the quarter ended June 30, 2011

Balance Sheet

2. We note from your balance sheet that there is $15,190,988 of Bank Acceptance Notes to Vendors as of June 30, 2011. Please explain to us, and disclose in future filings, the nature of this current liability including the terms and interest rate, if applicable, related to these notes.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief